Exhibit 99.1

NEWS RELEASE
Suite 215-800 West Pender St Vancouver, BC V6C 2V6 t: 604 669 2251 866 824 1100 f: 604 669 8577 w. www.kimberresources.com

KIMBER UPDATES EXPLORATION AND DEVELOPMENT PROGRESS

May 6, 2009

VANCOUVER, BRITISH COLUMBIA - Kimber Resources Inc. (NYSE AMEX:KBX, TSX:KBR) is pleased to review recent progress made in respect of its 100% owned Monterde gold-silver and Pericones silver projects in Mexico.

Monterde Gold-Silver Project

During 2009, Kimber has made considerable progress in refining the geological models for the three gold-silver deposits at Monterde: Carmen, Veta Minitas and Carotare, all as part of a complete geological review of the deposits.  Monterde is Kimber’s principal project and encompasses more than 29,000 hectares in the prolific Sierra Madre gold-silver belt in Mexico, host to more than a dozen mines and major gold-silver deposits.  The geologic model includes results from more than 786 drill holes completed to date, in aggregate more than 170,500 metres of drilling.

Technical Report

During April 2009, Kimber commissioned Micon International of Toronto to complete a new mineral resource estimate for the Monterde project, encompassing all three of the Monterde gold-silver deposits, in a single National Instrument 43-101 compliant technical report.  This mineral resource estimate will take into account the 2008 drilling on Carmen and Veta Minitas, previous diamond and RC drill holes that were not included in the current mineral resource estimates, the updated geological models and new models of the interpreted gold and silver metallurgical recoveries. In addition to the preparation of mineral resource estimates for the three Monterde deposits using gold-silver cut-off grades appropriate for possible open pit scenarios, the higher grade gold-silver mineralization at Carmen will also be modeled on a gold-equivalent basis. This higher grade gold-silver mineral resource estimate, more appropriate for underground operations, will also be included in the technical report.

“The new mineral resource estimate and technical report for the Monterde project will give us a better picture of the gold-silver mineralization and geology of the Monterde gold-silver deposit and lay the foundation for future economic studies,” said Gordon Cummings, President & CEO of Kimber. “Kimber’s objective is to have this comprehensive update of the mineral resources at Monterde and a technical report completed in September 2009.”

Exploration Activities

In tandem with the mineral resource estimates and activities to advance the existing gold-silver deposits at Monterde, exploration work also continues with the objective of discovering additional gold-silver deposits at Monterde.  Over the last eight months, Kimber’s experienced exploration team has undertaken a significant mapping and sampling program within a 4km radius of the Carmen deposit to improve our understanding of the geology of the area and to identify prospective drill targets.  Through this work, a new structure has been identified to the north of the Carmen deposit with a northwest strike and near vertical dip. This structure has been traced over 200 metres along strike but remains open to the southeast where it is covered by overburden.  This new structure is characterized by zones of oxidation with patches of silicification ranging from 50 cm to 3 metres in width. The first round of sampling returned values ranging from 26 to 187 g/t silver with no gold. The structure appears to contain elevated levels of barium, manganese and antimony associated with the silver, a similar association to that at the Carmen deposit. Further work is being carried out on this area to assess the potential for the discovery of additional gold and/or silver mineral resources.

Pericones Silver-Gold Project

The Pericones project is comprised of two contiguous concessions totaling 11,880 hectares located approximately 100 kilometres southwest of Mexico City. The area has been the subject of mineral exploration since colonial times, with numerous historic mines and workings on the Pericones property. Infrastructure is excellent, with two paved roads transecting the concessions, both with parallel hydro lines, as well as numerous, well maintained gravel roads connecting local communities. Water is available year-round from streams and rivers passing through the property.

Four main areas of interest have been identified at Pericones to date: Plaza de Gallos, El Cirian, Aquacate and Tejamanil. The Plaza de Gallos target was the primary focus of Kimber’s most recent exploration work on the Pericones property. An adit, approximately 110 metres long with two levels, excavated in the 1980’s, was mapped and sampled by Kimber personnel during the 2008/2009 exploration program. The Plaza de Gallos structure ranges from 1.3 to 3.0 metres in width and silver-gold mineralization occurs throughout the entire length of the adit. High grade silver is associated with elevated levels of copper, lead and zinc.

Highlights from the underground sampling at Plaza de Gallos include:

•

1,362 g/t silver and 0.31 g/t gold over 2.3m,

•

307 g/t silver and 0.24 g/t gold over 3.0m,

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480 g/t silver over 2.9m, and

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225 g/t silver and 0.60 g/t gold over 1.9m.

The surface trace of the mineralization has been mapped by Kimber geologists over 900 metres of strike from the adit portal. Five samples collected from the surface expression of the structure returned values of 171 g/t to 242 g/t silver in chip samples over widths of 1.5 metres. These samples ranged from 190-160 metres vertically above the mine workings. Kimber is in the process of finalizing land use agreements at Plaza de Gallos and is applying for necessary permits. An initial 3,000 metre drill program is planned at Plaza de Gallos later in 2009.

The El Cirian area is located approximately two kilometres southeast of Plaza de Gallos. Highlights from the 2008/2009 exploration program are provided below:

•

307 g/t silver and 0.18 g/t gold over 3.0m,

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212 g/t silver and 0.17 g/t gold over 3.0m, and

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128 g/t silver and 0.48 g/t gold over 3.0m.

The El Aguacate area is located 3 kilometres southeast of El Cirian. A total of 15 structures and 45 historic mine workings have been identified. Highlights from the 2008/2009 exploration program are provided below:

•

1,290 g/t silver and 0.12 g/t gold over 1.5m,

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596 g/t silver and 0.67 g/t gold over 1.5m,

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345 g/t silver over 1.3m, and

•

324 g/t silver over 1.5m.

For a complete list of samples from the 2008/2009 program at Pericones please go to the “Properties” tab at our website www.kimberresources.com.

There are still a number of areas at Pericones to review for exploration potential and geological mapping and sampling is ongoing.

Other Opportunities

Kimber Resources has built an experienced exploration team and is actively pursuing exploration opportunities in Mexico to create value for the shareholders. Kimber is currently reviewing a number of prospective projects in Mexico and will continue this process to identify projects with the most attractive exploration potential that could complement the advanced Monterde project and the early stage but highly prospective Pericones project.

Health and Safety

In accordance with a presidential decree and in support of the Mexican Government’s efforts to contain the H1N1 virus pandemic, Kimber ceased operations at its Mexican operations from May 1 to May 5, 2009, with normal operations resuming on May 6, 2009. No cases of the H1N1 virus have been reported by Kimber’s staff or operatives in Mexico.

About Kimber

Kimber owns mineral concessions covering in excess of 39,000 hectares in the prospective Sierra Madre gold-silver belt, including the Company's Monterde property, where three gold-silver mineral resources have already been defined. The most advanced of these, the Carmen deposit, has been extensively drilled and is currently undergoing detailed geologic modeling in order to evaluate the potential for a combined open pit and underground mining operation based on current mineral resources. In addition, the Company has a 100% interest in the mineral concessions of its Pericones property, an 11,890 hectare property targeted for silver, located approximately 100 kilometres southwest of Mexico City.

FOR FURTHER INFORMATION PLEASE CONTACT:

Matthew Hamilton

Manager of Investor Relations

or

Gordon Cummings, CA

President and CEO

North America Toll Free: 1-866-824-1100

Tel: (604) 669-2251

Fax: (604) 669-8577

Website: http://www.kimberresources.com

Email: news@kimberresources.com

Statements in this release may be viewed as forward-looking statements. Such statements involve risks and uncertainties that could cause actual results to differ materially from those projected. There are no assurances the Company can fulfil such forward-looking statements and the Company undertakes no obligation to update such statements. Such forward-looking statements are only predictions; actual events or results may differ materially as a result of risks facing the Company, some of which are beyond the Company’s control.

The technical information in this news release has been prepared in accordance with Canadian regulatory requirements set out in National Instrument 43-101 and reviewed by Mr. Petrus (Marius) Mare P.Geo., Vice-President Exploration of the Company.  The exploration activities at the Monterde and Pericones project sites are carried out under the supervision of Mr. Mare, who is the designated Qualified Person under National Instrument 43-101 for the Monterde and Pericones projects. Mr. Petrus (Marius) Mare, Vice-President Exploration, is the designated Qualified Person (Q.P.) for the Monterde and Pericones projects being responsible for quality control and has verified the data being disclosed. He has determined that the laboratory reports matched the surface and adit sample logs and that the quality control assays fall within reasonable limits. QA/QC procedures incorporate blanks inserted at the core shack (Monterde and Pericones projects) and standards inserted after sample preparation (Monterde Project).  Pulps are analyzed by ALS Chemex at its laboratory in North Vancouver, British Columbia, using 50 gram sub-samples, using fire assay with an AA finish for gold and four-acid digestion and ICP finish for silver from a 0.4 gram subsample. High grade gold or silver intervals are re-assayed by fire assay with gravimetric finish.

Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  Kimber Resources uses certain terms on its website (and certain press releases), such as “measured,” “indicated,” and “inferred,” “resources,” which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.  U.S. Investors are urged to consider closely the disclosure in our Form 20-F which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.